

October 6, 2011

Via Mail
Guo Wang, Chief Executive Officer
SMSA Treemont Acquisition Corp.
Ruixing Industry Park, Room 206, Building #6, Unit #3
#17 Pengjizhen Guodao, Dongping County
Shandong Province, 271509 People's Republic of China

> **Re: SMSA Treemont Acquisition Corp.**
> **Amendment No. 2 to Form 8-K**
> **Filed on September 6, 2011**
> **File No. 000-54096**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed September 6, 2011

General

1.   We note your response to comment one of our letter dated August 16, 2011 and we reissue it. Please revise your Form 8-K/A to provide page numbers. Only your financial statements contain page numbers. Also, when cross-referencing to a risk factor in your current report, please revise to provide the specific page number.

2.   We note your response to comment two of our letter dated August 16, 2011 and we reissue it in part. Please revise to clarify Mr. Xuchun Wang and the Ruixing Group's

percentage of their initial ownership in Shandong Xiangrui Pharmacy Co., Ltd. ("Shandong Xiangrui" or the "operating company"). Also, please revise to describe (1) the material terms of the transaction where Mr. Xuchun Wang obtained the Ruixing Group's equity in Shandong Xiangrui on December 20, 2008 and (2) the relationship between Xuchun Wang and the Ruixing Group. Further, please file any agreement related to the December 20, 2008 stock transfer to Xuchun Wang, or advise us why you believe it is not material.

3. We note your response to comment four of our letter dated August 16, 2011 and we reissue it. Please revise your summary to clearly and succinctly identify and explain (1) the principal officers who manage the day to day operations of the operating subsidiary, (2) the board or other oversight level of such management and (3) how these individuals control or are controlled by counterparts at Yiseng Management and Consulting (the "WFOE"). In this regard, we note that the officers of the WFOE are Mr. Zhongzhang Li and Mr. Zhiyong Wang, who do not appear to have any relationships with the Company's management or affiliates. It is unclear if and how the Company's management is able to direct the actions of the WFOE, which in turn would direct the actions of Shandong Xiangrui. Also, please advise us whether Mr. Zhongzhang Li and Mr. Zhiyong Wang, as officers of a subsidiary, would be considered executive officers under Rule 405, and thus require disclosure under Item 401 of Regulation S-K.

4. Additionally, disclosure of your ownership structure and contractual arrangements does not clearly and succinctly identify or explain the principal individuals and management overlap, or lack thereof, so that the reader can understand the degree to which there is an alignment of interest between the registrant, WFOE and operating subsidiary. We note the risk factor statement that "conflicts of interest may arise between Shandong Xiangrui's shareholders and [you] if, for example, their interests in receiving dividends from Shandong Xiangrui were to conflict with [your] interests in requiring these companies to make contractually obligated payments to the WFOE." However, it is difficult to understand the extent of the risk or any lack of alignment of interests without a clear description of the overlap of principal shareholders at the company, WFOE and registrant levels. Please revise accordingly.

Our Corporate History

5. We note your response to comment seven of our letter dated August 16, 2011, and we reissue it in part. Please revise to clarify whether the primary reason for such a change in structure and creation of the BVI and WFOE entities was to allow Mr. Xuchun Wang and other Shandong Xiangrui shareholders to have control offshore, thereby allowing U.S. or other non-PRC investors to become shareholders. If Mr. Chongxin Xu is being used as a conduit for the Shandong Xiangrui shareholders, in part, for his non-PRC citizenship, please clarify any compensation for his role beyond the $20,000 option payment.

Description of Business

6.   We note your response to prior comment 11 and we reissue it in part. Your revised
       disclosure indicates that you spent 12,480 man hours for research and development, and
       your total costs over a two year period for research and development, including the labor
       costs for those 12,480 man hours, was $30,000, which approximates a $2.40 per man
       hour cost. With a view to clarifying disclosure, advise us of the nature and purpose of
       your research and development activities and expenditures.

Management's Discussion and Analysis

Overview

7.   We reviewed your response to our prior comment 13. Your revised disclosure states that
       the price of your primary input, corn kernels, is expected to increase due to projected
       demand. You also disclose that you expect demand for your outputs to increase, thus
       supporting a price increase for your outputs. Please revise to disclose the impact to your
       operations if the price of corn kernels increases and you are unable to increase the price
       of corn starch and glucose.

Description of Property

8.   We note your response to prior comment 19 and we reissue it in part. Please revise to
       clarify here and your Management's Discussion and Analysis section how you plan to
       expand your production capacity to 240,000 tonnes by the end of 2011. It is unclear
       whether you expect to expand, renovate, and/or equip your current corn starch facility, or
       whether you will build a new facility. You disclose in this section that the $12 million
       "new investment will not have any material impact on the nature of your principal
       production facilities." In your most recent Form 10-Q filed on August 15, 2011, you
       disclose on page 24 that your production capacity rose from 50,000 tonnes on December
       31, 2011 at 100% capacity to 140,000 tonnes on June 30, 2011. Further, you disclose
       "you have invested about $7.5 million in new equipment and building to install a new
       product line." Thus, it is also unclear if and how your production capacity for corn starch
       increased in six months by 90,000 tonnes without substantial changes to your existing
       facilities. Please revise to reconcile. Also, please clarify what you mean by "new
       product line."

Financial Statements

General

9.   We note you included your financial statements as of and for the period ended June 30, 2011. Since this Form 8-K includes pre-transaction financial statements, tell us why the presentation of post-transaction, June 30, 2011 financial statements here is appropriate or revise to remove.

Financial Statements

Notes to Financial Statements

18. Segment and Geographic Information, page F-23

10.   We read your response to our prior comment 28; however, your response did not address our comment in full. We therefore reissue the comment. We note your disclosure that cornstarch and glucose production are not individually assessed when your chief operating decision maker reviews the operation results and makes resources allocation and that you do not prepare separate financial information for cornstarch and glucose production. This disclosure does not appear to be consistent with the disclosure provided in your statements of operations and related discussion that include separate financial information including different gross profit margins for cornstarch and glucose. As such, tell us how you considered the above facts in your conclusion that these two segments should be aggregated into one reporting segment. Refer to FASB ASC 280-10-50-11 and 55-7A to 55-7C and provide us with a thorough analysis. Such analysis should also address (i) the fact that your historical gross margins for both products have differed (i.e. glucose gross profit margins trailed cornstarch in 2009, but greatly exceeded it by 2011) and (ii) your expectation of future gross margins to support your aggregation of such operating segments.

Form 10-Q for Quarter Ended June 30, 2011

General

11.   Please revise your Form 10-Q, as necessary, to comply with our comments above on your Form 8-K.

12.   We note you have not submitted Interactive Data pursuant to Item 601(b)(101) of Regulation S-K. Please tell us why such data is not required to be submitted or amend to provide. If you amend to provide such data, indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Financial Statements

13.   In your amended Form 8-K, we note you included a review report on your financial statements as of and for the period ended June 30, 2011. Please amend your Form 10-Q to include such review report. Refer to Article 10(d) of Regulation S-X.

Statement of Changes in Shareholder' Equity

14.   Based upon your disclosure of the May 13, 2011 transaction, it appears that 930,612 shares were outstanding prior to the recapitalization (530,615 + 400,000 issued to New Fortress Group on May 12, 2011) with 12,363,885 issued as part of the transaction. As such, it appears to appropriately retroactively restate your statement of shareholders' equity, the 12,363,885 shares should be reflected as outstanding at December 31, 2010, not 13,295,000. In addition, 930,612 shares should be reflected as issued on the date of the recapitalization, May 13, 2011, for both (i) presentation herein and (ii) calculation of the weighted average shares outstanding to determine earnings per share. Please advise or revise.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director